
06013491


HINDALCO
ADITYA BIRLA GROUP

82-3428

Ref:AM:PVK:2099:2006

Date:- 12th May, 2006

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers, 25th Floor
Dalal Street,
MUMBAI 400 001
FAX NO. 22723353/22722037/22722041

Kind Attn: Mr. Sanjay Golecha.

SUPPL

Dear Sir,

Sub:- Listing of 154mn. Equity Shares of A$.1/- each of Aditya Birla Minerals Limited, Australia.

Please refer to our earlier letter dated 20th April, 2006 regarding the Public issue of the wholly owned Australian Subsidiary of the Company: Aditya Birla Minerals Limited (ABML).

This is to further inform to the Exchange that ABML has successfully completed an issue of 153.6 million new shares @ A$ 1.95 per share to raise a total of A$ 300 million. Post issue, Hindalco remains 51% shareholder in the company.

The proceeds of the issue would be used largely towards repayment of debt.

The stock started trading on the Australian Stock Exchange (ASX) at 12.00 AEST (7.30am IST) and opened at A$3.66 which is 88% higher than the issue price. It reached an intraday high of A$ 3.73 before closing at A$3.19. Based on the closing price, the markets have valued the mining Company at approximately A$998.5 million.

A press release on the same is also enclosed.

Thanking you,

Yours faithfully,
For **Hindalco Industries Limited**

ANIL MALIK
Company Secretary

Encl. as above

National Stock Exchange of India Ltd.,
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East),
MUMBAI - 400 051.
Tel. No. 26598100/6598235/36
Fax No. 26598237/38

HINDALCO INDUSTRIES LIMITED
Aditya Birla Centre, Wing-B, 3rd Floor, S. K. Ahire Marg, Worli, Mumbai - 400 030, INDIA.
Tel.: 91-22-5662 5000 • Fax : 91-22-5662 5001 / 2499 5801
Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai-400 025, INDIA. • Tel.: 91-22-5662 6666 • Fax : 91-22-2422 7586 / 2436 2516
Works : P.O. Renukoot, Pin : 231217, Dist.: Sonbhadra (U.P) INDIA. • Tel.: Pipri (91-5446) 252079 • Fax : (91-5446) 252107 / 427

cc.to : Mr. Bonnie A. Schuman
The Corporation Trust Company
818 West Seventh Street -- Team 2
Los Angeles, CA 90017
U.S.A.
Fax No. 001 213 614 7903
Tel. No. 001 213 243 9265

cc.to : Mr. Daniel Schammo
Banque Internationale A Luxembourg
Societe Anonyme
69, Route of Esch
L-2953 LUXEMBOURG
Fax No. 00 352 4590 2010
TEL No. 00 352 4590-1

cc.to Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

cc.to:-The Secretary
National Securities Depository Ltd.,
Trade World, 4th Floor,
Kamala Mills Compound
Senapati Bapat Marg, Lower Parel,
MUMBAI - 400 013.
Fax No. 4972093

cc.to:-The Secretary
Central Depository Services (India) Limited
Phiroze Jeejeebhoy Towers, 28th Floor,
Dalal Street, MUMBAI -- 400 001.
Fax No.2723199


HINDALCO
ADITYA BIRLA GROUP

PRESS RELEASE **Date: 12.05.2006**

Aditya Birla Minerals, A Hindalco Subsidiary Raises A$ 300 Million. First Indian Company To List On ASX

Aditya Birla Minerals Ltd. (ABML), Hindalco's copper mining subsidiary in Australia

raise a total of A$ 300 million. Post issue, Hindalco remains 51% shareholder in the company.

The proceeds of the issue would be used largely towards repayment of debt.

Says Mr. D. Bhattacharya, Chairman – ABML and Managing Director – Hindalco, "ABML will become almost debt free and therefore the strong balance sheet may be appropriately leveraged for it to pursue further growth options in mining and other related areas."

The issue was subscribed to by Australian and international investors, constituting largely of institutions (approx: 75%) and the balance by retail broker firms on behalf of their retail clients. No offer was made to the general public.

The stock started trading on the Australian Stock Exchange (ASX) at 12.00 AEST (7.30am IST) and opened at A$3.66 which is 88% higher than the issue price. It reached an intraday high of A$ 3.73 before closing at A$3.19. Based on the closing price, the

million shares represents around 33% of the free float.

ABML is the only "pure copper focused" listed company in Australia and the first Indian company listed in Australian Stock Exchange (ASX).

Currently the shares are trading on a deferred settlement basis. Trading on normal settlement basis is expected to commence on 16th May. The gap is due to the time required for the dispatch of holding statements etc. to investors.

UBS Investment Bank acted as the Lead Manager and Underwriter to the issue. UBS Wealth Management, Bell Potter Securities and Ord Minnett Securities were the Co-Managers.